                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                                (Amendment No. 2)


                              MICRO WAREHOUSE, INC.
                              ---------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title and Class of Securities)

                                    59501B105
                                    ---------
                                  (CUSIP Number)

                                  Bruce L. Lev
             Executive Vice President of Legal and Corporate Affairs
                              Micro Warehouse, Inc.
                             535 Connecticut Avenue
                           Norwalk, Connecticut 06854
                                 (203) 899-4000

                                   ----------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                JANUARY 28, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 4 Pages)
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--------------------------------------------------------------------------------
CUSIP NO. 59501B105                    13D                     PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME  OF REPORTING  PERSONS
     S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

     Peter Godfrey
--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP* (a) |_|
                                                          (b) |_|
--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------

 5   CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT  TO ITEM  2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------

 6   CITIZENSHIP  OR PLACE  OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------

                      7     SOLE VOTING  POWER

                            None
    NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
 EACH REPORTING
   PERSON WITH
                   -------------------------------------------------------------

                      8     SHARED VOTING  POWER

                            None
                   -------------------------------------------------------------

                      9     SOLE DISPOSITIVE  POWER

                            None
                   -------------------------------------------------------------

                     10     SHARED DISPOSITIVE  POWER

                            None
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------

13   PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

     0%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The Schedule 13D for Peter Godfrey (the "Schedule 13D"), relating to the common stock of Micro Warehouse, Inc., a Delaware corporation (the "Company"), and amended on December 28, 1999, is hereby amended by this Amendment No. 2 to the Schedule 13D. The Company's principal executive offices are located at 535 Connecticut Avenue, Norwalk, Connecticut.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended by adding thereto the following:

         Mr. Godfrey tendered all of the shares of common stock of the Company beneficially owned by him into a tender offer (the "Offer") made by Bridgeport Acquisition Corporation ("Purchaser") and the Company to purchase all outstanding shares of the Company. The shares tendered by Mr. Godfrey were accepted for payment by Purchaser on January 28, 2000. Pursuant to the terms of the Offer, stockholders who shares were accepted for payment, including Mr. Godfrey, received $19.00 per share. As a result of this transaction, Mr. Godfrey no longer owns any shares of the Company.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 31, 2000


                                                     By: /s/ Peter Godfrey
                                                        ---------------------
                                                         Peter Godfrey